Exhibit (a)(8)

Press Release

Jos. A. Bank Sends Letter to Men’s Wearhouse

HAMPSTEAD, Md., Feb. 2, 2014 (GLOBE NEWSWIRE) -- Jos. A. Bank Clothiers, Inc. (Nasdaq:JOSB) today sent a letter to Douglas S. Ewert, President and Chief Executive Officer of The Men’s Wearhouse, Inc., (NYSE:MW) in response to Mr. Ewert’s letter dated January 30, 2014.

The full text of the letter follows:

February 2, 2014

Mr. Douglas S. Ewert
President, Chief Executive Officer and Director
The Men’s Wearhouse, Inc.
6100 Stevenson Boulevard
Freemont, California 94538

Dear Mr. Ewert:

We, the directors of Jos. A. Bank Clothiers, Inc., are writing in response to your January 30, 2014 letter. After carefully reviewing your offer with our financial and legal advisors, we continue to believe that your offer to acquire Jos. A. Bank substantially undervalues our Company and that your proposal is not in the best interests of our stockholders. Accordingly, we see no benefit in commencing negotiations with Men’s Wearhouse.

Your recent letter makes a number of inaccurate and misleading claims. These statements call into question the credibility of Men’s Wearhouse’s actions in pursuing its offer for Jos. A. Bank:

•	In opposing our proposal in the fall to acquire Men’s Wearhouse, you said very clearly that a combination “raises significant antitrust concerns.” Since making your offer on November 26, 2013 for Jos. A. Bank, you have not updated your views regarding the antitrust risk. Should our stockholders assume that when Men’s Wearhouse made its offer it still believed a combination raised “significant antitrust concerns”? If not, Men’s Wearhouse has yet to explain why the antitrust concerns it raised just seven weeks before its offer for Jos. A. Bank do not apply to its offer for Jos. A. Bank. Your silence has been misleading to both Jos. A. Bank and Men’s Wearhouse stockholders. We believe you have a duty to inform investors whether, based on your knowledge, your offer can be approved by the Federal Trade Commission.

•	After the FTC issued a second request in connection with its antitrust review of your offer, you said for the first time, that you had “expected” to receive a second request. As you know, it is a very serious step for the FTC to issue a second request. Our two companies’ stockholders should understand that second requests are issued in less than 2% of all transactions filed with the government and a high percentage of those transactions are never completed. If you were expecting a second request, why did you not warn investors that this was likely to occur? Had you done so, stockholders could have more fairly evaluated the conditionality of your offer and been able to trade in shares of Jos. A. Bank and Men’s Wearhouse based on full information.

We are also surprised about some of the actions that you accuse us of taking because they are similar to what Men’s Wearhouse did when considering our acquisition proposal. Since we assume you believe your own conduct was appropriate, we have to question the credibility of the claims you are now making against us. As with your failure to explain your flip flop about antitrust, there is a lack of candor in your failure to explain why you are criticizing Jos. A. Bank for something that the Men’s Wearhouse Board did as well.

•	For instance, you misleadingly refer to Jos. A. Bank’s statements about the advantages of “combining” the two companies as a reason why Jos. A. Bank should discuss a sale to Men’s Wearhouse. As you know, the statements you cite were very clearly made in connection with Jos. A. Bank’s proposal to buy Men’s Wearhouse. In fact, Jos. A. Bank has never said that a sale of the Company to Men’s Wearhouse is advisable. A review of our record versus Men’s Wearhouse’s performance demonstrates why. If you really think this distinction is not important, then Men’s Wearhouse’s Board is guilty of the very thing you are now accusing us of doing. Remember, your Board steadfastly refused to engage in discussions with us even when we indicated a willingness to increase our proposed price.

•	You asked our Board to form a special committee of directors to consider your offer, without mentioning that the Men’s Wearhouse Board did not itself form a special committee to consider Jos. A. Bank’s proposal. We believe there is no reason to form a special committee. The outside directors of Jos. A. Bank, who make up a substantial majority of the Jos. A. Bank Board, have played an active role in the Board’s deliberations and decisions concerning the actions which best serve our stockholders. Your suggestion of a conflict is baseless -- Jos. A. Bank’s entire Board is focused on one thing: pursuing a strategic plan that drives stockholder value.

If one reviews the behavior of Men’s Wearhouse since it first received Jos. A. Bank’s proposal in October 2013, we think there are real questions about whether your Board, together with your largest stockholder, the hedge fund Eminence Capital, are pursuing an acquisition of Jos. A. Bank for reasons that are very different from what is in the interests of our stockholders. The facts raise questions about whether your directors and management made the offer for Jos. A. Bank in order to avoid a proxy fight by Eminence that, if successful, threatened the Board’s status and management’s jobs. When Men’s Wearhouse rejected our acquisition proposal, Eminence threatened to wage a proxy fight against Men’s Wearhouse. Facing this pressure, Men’s Wearhouse did an abrupt about face and launched its offer for Jos. A. Bank. Then, shortly after Men’s Wearhouse made its offer, Eminence dropped its proxy fight threat against Men’s Wearhouse’s directors.

In the case of Eminence, we believe it has been arguing first for Jos. A. Bank’s acquisition of Men’s Wearhouse and then Men’s Wearhouse’s acquisition of Jos. A. Bank in order to avoid a potentially large loss on its high-risk arbitrage play -- buying Men’s Wearhouse shares betting that a deal would happen. If no deal happens and if the trading price of Men’s Wearhouse’s shares drop, Eminence could incur substantial losses for its investors on the Men’s Wearhouse shares it recently acquired. When Eminence now says it supports Men’s Wearhouse’s offer, we wonder whether its principal concern is the serious damage it could suffer to its own business and reputation if it loses money on its risky investment in Men’s Wearhouse shares.

We continue to take our fiduciary duties to our stockholders very seriously. As we have stated consistently, our Board is engaged in a careful and thorough process to determine the best strategic alternative to maximize value for all of our stockholders. Given the fact that the Men’s Wearhouse’s tender offer does not expire until March 28, 2014, and given the uncertain delay involved in responding to the second request from the FTC, our Board’s thoughtful process is causing Men’s Wearhouse no delay whatsoever.

We will not compromise on devoting the necessary time and effort to exercising our best business judgment on behalf of the Jos. A. Bank stockholders.

Very truly yours,

/s/ Robert N. Wildrick
Robert N. Wildrick, Chairman of the Board
Jos. A. Bank Clothiers, Inc.

/s/ Andrew A. Giordano
Andrew A. Giordano, Lead Director
Jos. A. Bank Clothiers, Inc.

/s/ Byron L. Bergren
Byron L. Bergren, Director
Jos. A. Bank Clothiers, Inc.

/s/ R. Neal Black
R. Neal Black, Director
Jos. A. Bank Clothiers, Inc.

/s/ James H. Ferstl
James H. Ferstl, Director
Jos. A. Bank Clothiers, Inc.

/s/ William E. Herron
William E. Herron, Director
Jos. A. Bank Clothiers, Inc.

/s/ Sidney H. Ritman
Sidney H. Ritman, Director
Jos. A. Bank Clothiers, Inc.

About Jos. A. Bank

Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading designers, manufacturers and retailers of men’s classically-styled tailored and casual clothing, sportswear, Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading designers, manufacturers and retailers of men’s classically-styled tailored and casual clothing, sportswear, footwear and accessories. The Company sells its full product line through 628 stores in 44 states and the District of Columbia, a nationwide catalog and an e-commerce website that can be accessed at www.josbank.com. The Company is headquartered in Hampstead, Maryland, and its common stock is listed on the NASDAQ Global Select Market under the symbol “JOSB.”

Forward-Looking Statements

This communication contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward looking statements include assumptions about our operations, such as cost controls, market conditions, liquidity and financial condition. These statements also include assumptions about the proposed acquisition of Jos. A. Bank by The Men’s Wearhouse, Inc. (“Men’s Wearhouse”) through a transaction (including its disadvantages, results, effects and timing) that may or may not be realized.

Risks and uncertainties that may affect our business or future financial results include, among others, risks associated with domestic and international economic activity, weather, public health and other factors affecting consumer spending (including negative changes to consumer confidence and other recessionary pressures), higher energy and security costs, the successful implementation of our growth strategy (including our ability to finance our expansion plans), the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials (such as wool and cotton) and other production inputs (such as labor costs), seasonality, merchandise trends and changing consumer preferences, the effectiveness of our marketing programs (including compliance with relevant legal requirements), the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from our global supplier base, legal and regulatory matters and other competitive factors.

Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in Jos. A Bank Annual Report on Form 10-K for the fiscal year ended February 2, 2013, Jos. A. Bank Quarterly Report on Form 10-Q for the quarter ended May 4, 2013, Jos A. Bank Quarterly Report on Form 10-Q for the quarter ended August 3, 2013, Jos A. Bank Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 and other reports filed by Jos. A. Bank with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Securities Exchange Act of 1934, as amended and Schedule 14D-9. As a result of these risks and others, actual results could vary significantly from those anticipated in this presentation, and our financial condition and results of operations could be materially adversely affected.

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer for the shares of Jos. A. Bank commenced by The Men’s Wearhouse, Inc. and Java Corp., Jos. A. Bank has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by Jos. A. Bank that is required to be mailed to stockholders will be mailed to stockholders of Jos. A. Bank. INVESTORS AND STOCKHOLDERS OF JOS. A. BANK ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents (when available) filed with the SEC by Jos. A. Bank free of charge through the website maintained by the SEC at www.sec.gov. In addition, the solicitation/recommendation statement and other materials related to Men’s Wearhouse’s unsolicited proposal may be obtained from Jos. A. Bank free of charge by directing a request to Jos. A. Bank’s Investor Relations Department, Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD 21074, 410.239.5900.

Jos. A. Bank, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Jos. A. Bank’s 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”). Jos. A. Bank plans to file a proxy statement with the SEC in connection with the solicitation of proxies for the 2014 Annual Meeting (the “2014 Proxy Statement”). INVESTORS AND STOCKHOLDERS OF JOS. A. BANK ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT JOS. A. BANK MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the 2014 Proxy Statement and other materials (if and when available) filed with the SEC in connection with the 2014 Annual Meeting. This information can also be found in Jos. A. Bank’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013, filed with the SEC on April 3, 2013, and in Jos. A. Bank’s definitive proxy statement for its 2013 Annual Meeting of Stockholders (the “2013 Proxy Statement”), filed with the SEC on May 17, 2013. To the extent holdings of Jos. A. Bank’s securities have changed since the amounts included in the 2013 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Stockholders will be able to obtain, free of charge, copies of the 2014 Proxy Statement and any other documents, including the WHITE proxy card, (when available) filed with the SEC by Jos. A. Bank in connection with the 2014 Annual Meeting through the website maintained by the SEC at www.sec.gov. In addition, this document and other materials related to the 2014 Annual Meeting may be obtained from Jos. A. Bank free of charge by directing a request to Jos. A. Bank’s Investor Relations Department, Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD 21074, 410.239.5900.

INVESTOR CONTACT:

JoS. A. Bank Clothiers, Inc., Hampstead, Maryland.

David E. Ullman

Executive Vice President/Chief Financial Officer

410-239-5715

or Investor Relations Information Request Website (http://phx.corporate-ir.net/phoenix.zhtml? c=113815&p=irol-IRHome)

or Investor Relations Voicemail, 410-239-5900

MEDIA CONTACT:

Thomas Davies/Molly Morse

Kekst and Company 212-521-4873/212-521-4826

thomas-davies@kekst.com

molly-morse@kekst.com

JoS. A. Bank Clothiers, Inc.